Exhibit 16

April 18, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Domtar Corporation (formerly know as Weyerhaeuser TIA, Inc. and a wholly owned subsidiary of Weyerhaeuser Company) and, under the date of January 25, 2007, we reported on the balance sheet of Domtar Corporation as of December 31, 2006. In addition, under the date of March 29, 2007, we reported on the combined balance sheets of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company, and the predecessor of Domtar Corporation) as of December 31, 2006 and December 25, 2005, and the related combined statements of operations, Business Unit equity, and cash flows for each of the years in the two-year period ended December 31, 2006. On March 7, 2007, we were notified that Domtar Corporation appointed PricewaterhouseCoopers LLC as its principal accountant for the year ending December 31, 2007, and that the auditor-client relationship with KPMG LLP would cease upon completion of the audit of the financial statements of the Weyerhaeuser Fine Paper Business (a Business Unit of Weyerhaeuser Company, and the predecessor of Domtar Corporation) as of and for the year ended December 31, 2006, and the issuance of our report thereon. On April 4, 2007, we issued our report and the auditor-client relationship ceased. We have read Domtar Corporation’s statements included under Item 4.01(a) of its Form 8-K/A dated April 18, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with Domtar Corporation’s statement that the change was approved by the audit committee of the Board of Directors.

Very truly yours,

/s/ KPMG LLP